February 5, 2007

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

U. S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

United States of America

Re:	Rostelecom OJSC (the “Company”)
Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”)
Filed June 30, 2006
File No. 1-14748
Response to comment letter dated January 12, 2007

Dear Mr. Spirgel:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated January 12, 2007. To facilitate your review, we have numbered the items to correspond to your original letter.

International Tariffs, page 47

1.                          We note from pages 48-51 and from the “International Calls” section of your website that you offer telecommunication services by which your customers can place international long-distance telephone calls from Russia to Iran and Syria. Iran and Syria are identified as state sponsors of terrorism by U.S. State Department and are subject to U.S. economic sanctions and exports controls. The Form 20-F does not include any information related to your business contacts with Iran and Syria. Please describe for us your past, current, and any anticipated operations in, and other contacts with, Iran and Syria, whether through direct or indirect arrangements. Your response should describe any contacts, including any agreements or commercial arrangements, you may have with the governments of Iran and Syria or entities controlled by those governments.

Response

We provide telecommunication services by which our customers can place international calls worldwide at their discretion. Similarly, we provide services to foreign customers to place their calls to Russia.  As a component of these services, we provided international long-distance (ILD) services to and from Iran and Syria in 2005.

The nature of our business does not permit us to choose the countries to which or from which customers can place their calls. Neither Russian law nor the law of any other country prohibits or restrict calls to any countries. We note that U.S. law also permits U.S. companies to provide telecommunication services between the U.S. and the countries noted in your letter.  For example, the Department of Treasury regulations provide that “[a]ll transactions of common carriers incident to the receipt or transmission of telecommunications…between the United States and Iran are authorized…” 31 C.F.R. § 560.508

We routed outgoing ILD traffic in 2005 to Iran and Syria both directly, i.e. through operators of these states, and indirectly, i.e., through operators of other states (United States, Norway, Belgium, Czech Republic, Austria, Italy, France, South Korea, Sweden, France, Germany, Israel). However, we have no facilities, employees or representatives in Iran or Syria.  Our only business contacts are contracts with commercial entities in Iran and Syria for the purpose of settling net balances of amounts owed by and to our company for ingoing and outgoing calls.  Such contracts are incident to the provision of our telecommunication services.

We have no information as to whether these entities are owned or controlled by the Governments of Iran or Syria. We have no information as to whether the customers from these countries who placed their calls to Russia through our company are connected with the governments of those countries. We have no other contacts or arrangements with the governments of Iran and Syria or with any entities controlled by them.

2.                          Please discuss the materiality of the operations or other contacts described in the response to foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amount of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, сompanies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has establish an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business activities in, or other business contacts with, Iran and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of Iran and Syria, or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

Response

Extent of Our Business Affected

We do not consider the offering of telecommunications services between Russia and Iran and between Russia and Syria, and any incidental contracts with entities in those countries, to be material facts that warrant specific disclosures to investors. Offering these services does not violate the laws of the United States, Russia or any other country and does not raise any significant risk of doing so. It is extremely unlikely any country would decide to enact laws barring our company from providing such services. In the unlikely event that one or more countries decide to bar such telecommunications services, the effect on our revenues would be negligible.

We estimate the combined incoming and outgoing ILD traffic with Iran and Syria to be 0.35% and 0.16%, respectively, of total incoming and outgoing ILD services provided by our company in 2005. The income accrued from incoming traffic from Iran and Syria was approximately US$1M in 2005 which represents 0.6% of total ILD income. Net settlements resulted in US$0.09M and US$0.38M received from Syrian and Iranian operators respectively. The income accrued from our Russian customers for their calls to Iran and Syria was US$0.5M, or 0.3% of total ILD income. Similarly, the income accrued from traffic to and from these countries in 2003 and 2004 was negligible.

State Laws

We have reviewed the state laws that are cited in your letter, and we believe that these laws are not material to potential investors in our company.  House Bill 2562, passed in Arizona in 2005, requires the Arizona State Retirement System to submit each year the list of companies in which the fund has made investments that have, or are reasonably known to have, business activities in or with countries indicated by the U.S. Secretary of State under Section 6(j) of the Export Administration Act as those supporting international terrorism.  The list must also include the amount invested in each identified company but makes no apparent restrictions as to such investments.

Louisiana also places reporting requirement on its public retirement systems.  Each system must provide semiannual written reports to the state legislature regarding investments in foreign-domiciled companies not owned by domestic companies having facilities or employees in Iran, Libya, North Korea, Sudan, or Syria. Each report must include the name of each company, the amount of system funds invested therein, and the asset allocation class or sector to which the company belongs pursuant to the entity’s investment policy. As in Arizona, there is no restriction on investments in such companies. Missouri law requires that the Missouri State Treasurer prepare and adhere to a written investment policy. Pursuant to that policy, the Treasurer’s Office prohibits “investments in companies or their subsidiaries or affiliated entities that are known to sponsor terrorism or aid the government in countries that are known” to do so.(1)

The Pennsylvania General Assembly has directed the Legislative Budget and Finance Committee “to study global security risk assessment” of state retirement funds and the State Treasury. This includes determining if any asset manager:  (1) maintains any portfolio holdings in companies doing business in or with terrorist-sponsoring countries; (2) has made contributions to any government of a terrorist-sponsoring country; (3) has identified any specific global security risk

(1) “The State Treasurer’s Office will invest the state’s excess funds only within the legal guidelines set forth by the Constitution and Statutes of the State of Missouri.  Any investment alternative outside these guidelines is not permissible.  Furthermore, the State Treasurer's Office seeks to promote and support the objectives of US foreign policy regarding terrorism.  Accordingly, investments in companies or their subsidiaries or affiliated entities that are known to sponsor terrorism or aid the government in countries that known to sponsor terrorism are prohibited.” Missouri State Treasurer Investment Policy, Office of the Missouri State Treasurer, http://www.treasurer.mo.gov/invest/policy.pdf, pg. 2-3.

mitigation strategies; or (4) has identified any steps taken by companies to ensure revenues are not utilized for the sponsorship of terrorism or for non-civilian purposes. There appears to be no statutory restriction on the investment of public monies in such companies.

In summary, the Louisiana law appears to apply only to foreign companies with facilities or investments in certain prohibited countries. As we have noted, our company has no facilities or investments in any of the countries noted in your letter.  The Missouri policy, as stated in the Treasurer’s guidance document, applies to companies that are known to sponsor terrorism or aid governments in countries that are known to do so. This description does not apply to our company. The Arizona and Pennsylvania laws extend to companies with “business activities” in certain countries. However, there is no indication in the legislative history or guidance issued by the responsible regulatory agencies in these states that these laws are intended to extend to companies that provide telecommunication services to any country or have contracts incidental to such services.(2)  Such a broad interpretation would likely mean that the activities of several U.S. companies could be covered by such legislation. We believe it is extremely unlikely that any of these states intended to bar investments or requiring reporting of investments in U.S. telecommunication companies simply because they provide telecommunication services between the U.S. and Iran or any other country and have contracts incidental to the provision of these services.

3.                          We also note that you provide in the “References” section of your website a list of international city codes for countries including Cuba, North Korea, and Sudan. Those countries also are identified by U.S. as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please clarify for us whether you provide your customers international long-distance telephone service to Cuba, North Korea, and Sudan. If you provide such services, please provide us with the same type of information and analysis regarding your contacts with those countries as we requested in comments 1 and 2 regarding your contacts with Iran and Syria.

Response

The statements in our response to Question 2 regarding our business contacts with and activities in Iran and Syria generally apply to our business contacts with and activities in the three other countries you mention – North Korea, Cuba and Sudan.  However, total traffic to and from these countries was even smaller.  We estimate the combined incoming and outgoing ILD traffic with these three countries as 0.009% and 0.08%, respectively, of total incoming and outgoing ILD services provided in 2005. The income accrued from incoming traffic from these countries was less than US$0.1M in 2005, which represents 0.06% of total ILD income. We paid in cash US$0.25M to Cuban operator in 2005 (net settlement for both ways ILD traffic) and had no cash payments or receipts to/from Northern Korean and Sudanian operators. The income accrued from our Russian customers for their calls to these countries (outgoing traffic) was US$0.3 M, or 0.18% of total ILD income. Similarly, the income accrued from traffic to and from these countries in 2003 and 2004 was negligible.

We have no information regarding whether the customers who placed their calls to Russia from these countries are connected with the governments of those countries. We have no other contacts or arrangements with the governments of these countries or with any entities controlled by them.

We hope this information addresses your questions. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

(2) The same point would apply to the Missouri policy if it is intended to have a similar scope.

Note 7. Impairment of property, plant and equipment, page F29

4.                          Please refer to prior comment 2. In future filings, disclose that you have two cash-generating units and identify each cash-generating unit.

Response

We understand, and acknowledge your comment that we should disclose each cash-generating unit in our future filings

We appreciate your comments and believe that the above explanations respond to your questions. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Roman A. Frolov

Roman A. Frolov
Chief Accountant (CFO)

Copies to:

Nicole Holden
Dean Suehiro